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                                                             File No. 000-26052


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                  FORM 6-K

                      Report of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      For the month of December, 2001
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                             BAAN COMPANY N.V.
           (Exact name of registrant as specified in its charter)
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                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                  (Address of principal executive offices)

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          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F      x      Form 40-F
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          (Indicate by check mark whether the  registrant by furnishing the
information   contained  in  this  Form  is  also  thereby  furnishing  the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes             No      x
                          -----------    -----------

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                             BAAN COMPANY N.V.
                                  Form 6-K


     On December 3, 2001, Baan Company N.V., a Netherlands corporation, issued a press release announcing the results of its Annual General Meeting of Shareholders held on November 27, 2001, a copy of which is attached hereto as Exhibit 99.1.

     Exhibit No.        Description
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     Exhibit 99.1       Press release of Baan Company N.V. issued on
                        December 3, 2001.

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                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 3, 2001             Baan Company N.V.

                                     By:  Invensys Administratie BV

                                        By: /s/ Victoria Hull
                                           --------------------------------
                                           Name:  Victoria Hull
                                           Title: Managing Director


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                               EXHIBIT INDEX

Exhibit No.                           Description
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   99.1           Press release of Baan Company N.V. issued on December 3, 2001.